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                              DEFREY GROUP, INC.
                        1700 Lincoln Street, Suite 2200
                               Denver, CO 80203
                                (303) 863-4040



December 30, 1999

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:  D.E. Frey Group, Inc.
     Request to Withdraw Registration Statement on Form S-1, as amended Registration No. 333-88499

Ladies and Gentlemen:

     D.E. Frey Group, Inc., a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, including all amendments and exhibits thereto (the "Registration Statement") (Registration No. 333-88499), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on October 5, 1999, and thereafter amended. This application is being filed because of unresolved issues concerning the listing of the Company's common stock on a national securities exchange. Although the Company and its underwriters circulated preliminary prospectuses in connection with the proposed offering of the Company's common stock, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.

     Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.
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     If you have any questions regarding this request for withdrawal, please contact Samuel E. Wing of Jones & Keller, P.C., counsel for the Company, at 303-573-1600.

                              D.E. Frey Group, Inc.

                              By: /s/Paul L Hocevar
                                 ---------------------------------------------
                                 Paul L. Hocevar
                                 Chief Financial Officer

cc:  Jessica Livingston (Securities and Exchange Commission)
     Kerby Baden (Securities and Exchange Commission)
     Samuel E. Wing (Jones & Keller, P.C.)